Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

“GigCapital2 agreed to combine with two digital health companies, UpHealth Holdings and Cloudbreak. UpHealth and Cloudbreak are proud to be partnered with GigCapital2 in the business combination transaction that will be finalized Q1 2021.”

Spotlight on SPACs: Warrants tell the tale | Dealreporter	12/3/20, 4:50 PM

PROPRIETARY

Spotlight on SPACs: Warrants tell the tale

02 December 2020 | 14:03 EST

‘Spotlight on SPACs’ is a weekly column that tracks the latest news, data, and analysis on special purpose acquisition companies, drawing on proprietary intelligence from Mergermarket and Dealreporter, as well as data from Dealogic.

Negative market response leads to GigCapital2 deal switch

After signing a letter of intent several weeks ago to merge with Bolder Industries, GigCapital2 [NYSE:GIX] could read the tea leaves. Its investors were underwhelmed.

The company’s warrants were trading between 25 and 30 cents on the dollar, and its stock fell below net asset value, meaning many investors might redeem their shares at a meeting scheduled on 3 December. The USD 174m GigCapital2 raised in its June 2019 IPO was at risk.

So last week, the special purpose acquisition company backed out of its deal with Bolder Industries, a Boulder, Colorado-based sustainable plastic and rubber plastics company, and instead agreed to combine with two digital health companies, UpHealth Holdings and Cloudbreak.

“The market will always tell you where to go,” GigCapital2 CEO Avi Katz said.

After the deal with UpHealth and Cloudbreak was announced, GigCapital’s share price shot up as high as USD 10.44 and the value of its warrants swelled to USD 1.22. GigCapital2’s stock has since slipped, but it was still trading above the share’s trust value of USD 10.10 at yesterday’s close.

“The warrants more than anything else demonstrate the support of the market,” said Katz.

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Spotlight on SPACs: Warrants tell the tale | Dealreporter	12/3/20, 4:50 PM

(https://cdn.mmgcac he.net/editorial-content/live/document-repository/document/ejUhEFW20d)

The Palo Alto, California-based blank check company’s decision to cut bait on Bolder Industries and pull the trigger on UpHealth and Cloudbreak follows a string of deals looking to capitalize on the digitization of healthcare — an ongoing trend accelerated by the COVID-19 pandemic.

Acute care telemedicine company SOC Telemed [NASDAQ:TLMD] went public through a reverse merger with a SPAC last month. Telemedicine startup Hims agreed in October to combine with blank-check company Oaktree Acquisition [NYSE:OAC]. And last week, medical imaging provider Butterfly Network agreed to merge with Longview Acquisition [NYSE:LGVW].

Katz, a serial entrepreneur and angel investor with more than 30 years of experience working in technology, said Delray Beach, Florida-based UpHealth checked all the boxes. It has a strong management team in a favored sector, and unlike many of its peers, it is profitable.

Adding Los Angeles-based telehealth provider Cloudbreak further strengthens the platform, which Katz said serves as a “one-stop shop” for integrated care management, telehealth, behavioral health, and digital pharmacy services. The proposed business combinations are expected to be completed in 1Q 2021 at a combined pro forma enterprise value of USD 1.35bn, subject to shareholder approval. GigCapital’s shareholder vote has been pushed back from this week to 8 December.

The combined company, which will be renamed UpHealth Inc. and trade on the NYSE under the ticker symbol UPH, is projecting USD 194m in revenue and USD 24m in EBITDA in 2021. Its 12% EBITDA margin compares favorably to its peers, which average -2.9%, according to Katz.

The new company is priced at 6.9x projected revenue, added UpHealth co-founder and executive chairman, Chirinjeev Kathuria, noting that its peers on average trade between 10x-12x forward revenue.

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Spotlight on SPACs: Warrants tell the tale | Dealreporter	12/3/20, 4:50 PM

“It is important we do well in the market,” he said, “that’s why we are priced this way.”

UpHealth chose to combine with GigCapital2, Kathuria said, because it wanted to accelerate its timeline to the stock exchange and going public through a SPAC is faster and more efficient than an IPO. Kathuria, who ran for US Senate in Illinois in 2004 against Barack Obama, also felt comfortable working with Katz, who he knew previously. Katz shared a similar vision for UpHealth’s future, he said.

Some of the same SPACs that showed interest in Butterfly and Hims also expressed interest in UpHealth, according to Kathuria, but GigCapital2 was the only one with which it held serious discussions.

This is the second blank-check company for GigCapital. The investment group’s first SPAC launched in 2017, and it combined with Italian software firm Kaleyra [NYSE:KLR] in November 2019.

A third SPAC, GigCapital3 [NYSE:GIC], is rumored to be in talks with Loveland, Colorado-based electric vehicle charging company Lightning EMotors about a potential business combination.

A fourth SPAC from GigCapital is also in the works, according to Katz.

In other news:

•

Sunlight Financial, a solar loan and leasing solutions provider, is working with Citi on strategic options (https://www.dealreporter.com/intelligence/view/intelcms-kbqhc6) that could include a listing via a merger with a SPAC or a growth equity raise to fund its business, this news service reported. A decision to go public via a SPAC is expected in the coming months as the solar fintech market grows increasingly competitive.

•

Hong Kong is studying (https://www.mergermarket.com/intelligence/view/intelcms-n9pt36) whether to list SPACs on its exchange to maintain its competitiveness, this news service reported. While the structure of SPACs has drawn concerns ranging from regulatory contradictions to legal protection for investors, among other issues, adding the investment vehicles on the Hong Kong Exchanges and Clearing could provide new channels for Chinese corporates and individuals to allocate their capital.

•

Endotronix, a digital health and medical device company, may later consider going public through a combination with a SPAC but it is not currently part of its strategy, said CEO Harry Rowland. The company will be in the market in late 2021 for a pre-IPO Series E instead, but “if a year from now it makes sense for everybody, we’ll absolutely look at it,” he said.

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Spotlight on SPACs: Warrants tell the tale | Dealreporter	12/3/20, 4:50 PM

•

Better World Acquisition [NASDAQ:BWACU] is targeting North American businesses with enterprise values between USD 500m and USD 1bn, CEO Rosemary Ripley said. Shifting demographics have led to a large segment of consumers who are more conscientious about the impact of their actions on the environment – a trend Ripley said she believes will take on increased importance in the future. The New York City-based SPAC will look for healthier living companies with a strong environmental, social and governance(https ://www.dealreporter.com/intelligence/view/intelcms-wd6n39) (ESG) profile. Eco-friendly companies in consumer industries such as food and beverage, personal care, household items, pets and alternative proteins are of interest, Ripley said. Better World also will look at businesses in smart buildings and energy efficiency, she added.

•

E2open, an Insight Partners-backed supply chain software company, will resume M&A (https://www.dealreporter.com/intelligence/view/intelcms-7ndvcw) activity once its merger with special purpose acquisition company (SPAC) CC Neuberger Principal Holdings I [NYSE:PCPL] is complete, CEO Michael Farlekas said. The Austin, Texas-based company has made nine acquisitions since June 2016. Farlekas said the company will continue to look at software-as-a-service targets in areas adjacent to E2, and add new features for warehouse management, financial supply chains and risk management.

Written by Troy Hooper with graphics by Philip Segal

Grade: Confirmed

TARGETS

UpHealth Holdings Inc.

BIDDERS

GigCapital2, Inc.

USA

Medical

Topics: Equity Finance, IPO, Mergers and Acquisitions, SPACs

Intelligence ID: intelcms-6kqp7f

© MERGERMARKET LIMITED. ALL RIGHTS RESERVED

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Spotlight on SPACs: Warrants tell the tale | Dealreporter	12/3/20, 4:50 PM

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Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.